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   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 11, 2002

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934

                          Commission File Number 0-6319

                              JACOBSON STORES INC.
             (Exact name of registrant as specified in its charter)

                                3333 Sargent Road
                          Jackson, Michigan 49201-8847
                                 (517) 764-6400
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

               6 3/4% Convertible Subordinated Debentures due 2011
            (Title of each class of securities covered by this Form)

                           Common Stock, $1 par value
                    Series A Preferred Stock Purchase Rights
           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


        Rule 12g-4(a)(1)(i)       [X]          Rule 12h-3(b)(1)(i)       [X]
        Rule 12g-4(a)(1)(ii)      [ ]          Rule 12h-3(b)(1)(ii)      [ ]
        Rule 12g-4(a)(2)(i)       [ ]          Rule 12h-3(b)(2)(i)       [ ]
        Rule 12g-4(a)(2)(ii)      [ ]          Rule 12h-3(b)(2)(ii)      [ ]
                                               Rule 15d-6                [ ]

         Approximate number of holders of record as of the certification or notice date:

         6 3/4% Convertible Subordinated Debentures due 2011             98

         Pursuant to the requirements of the Securities Exchange Act of 1934, Jacobson Stores Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                       JACOBSON STORES INC.

Date:  September 11, 2002              By:  /s/ Paul W. Gilbert
                                           -------------------------------------
                                               Paul W. Gilbert
                                               Its:  Vice Chairman of the Board
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